Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen California AMT-Free Municipal Income Fund
811-21212



On June 6, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen California Premium Income Municipal Fund were transferred to the Nuveen California AMT-Free Municipal Income Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization are contained in the SEC filing on Form 497 as Appendix A, filed on February 3, 2014, Accession No. 0001193125-14-033172, which materials are herein incorporated by reference.